

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

Jeffrey D. Buchanan
Chief Financial Offier
AMERICAN OUTDOOR BRANDS CORP
2100 Roosevelt Avenue
Springfiled, MA 01104

> **Re: AMERICAN OUTDOOR BRANDS CORP**
> **Form 10-K for the Year Ended April 30, 2019**
> **File No. 001-31552**

Dear Mr. Buchanan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2019

3. Significant Accounting Policies
Valuation of Long-Lived Tangible and Intangible Assets, page F-14

1. You disclose that during the third quarter of fiscal year 2019, you recorded a $10.4 million goodwill impairment in your Electro-Optics reporting unit which was subsequently restructured and combined into your Outdoor Products & Accessories reporting unit. Please more fully address the following:
    - Tell us the amount of goodwill allocated to the Electro-Optics reporting unit before and after the impairment;
    - Explain the specific facts and circumstances that lead you to restructure and combine the two reporting units;
    - Tell us whether you performed a goodwill impairment analysis immediately after the reorganization. If not, explain why;
    - Provide us summarized financial information for each of the two reporting units; and
    - Tell us the key assumptions and estimates that lead to your determination that the fair value of the Outdoor Products & Accessories reporting unit substantially exceeded its

       carrying value as of your test date and explain how the reorganization impacted your assessment.

2.   We note that your current market capitalization is significantly below your net book value. Please tell us if you have performed an interim goodwill impairment analysis subsequent to April 30, 2019, and if so, please tell us the results of your analysis. If an interim goodwill impairment analysis has not been performed, please explain why you do not believe one was required given the weakness in market conditions and the sustained decline in your stock price and market capitalization.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing